© Copyright CDC Corporation 1 August 25 th , 2011 CDC Software Financial Results for Q2 2011 Exhibit 99.5

© Copyright CDC Corporation    2
Cautionary Note Regarding Forward-Looking Statements
SEC on June 1, 2010, our registration statements and other press releases – all of which are available on our corporate website at www.cdcsoftware.com and at
www.sec.gov. We also encourage you to review the press releases and filings of our ultimate parent company, CDC Corporation.
The contents of this presentation, what we say during it, as well as the contents of our earnings press release contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  We caution you that all forward-looking statements involve risks and uncertainties.  These forward-looking statements include statements regarding our expectations for revenue growth and financial performance for any future period, including the composition thereof, our beliefs about our plans, goals and strategies and factors that may affect them, our beliefs and expectations regarding any strategic partners or partnerships we may have, our plans regarding future activities and factors that may affect them, our expectations regarding any trends, our expectations relating to expenditures for any periods and the continuation thereof, and other statements we may make.
Important factors could cause actual results to differ materially from those in the forward-looking statements.  We urge you to read the company’s public filings with the United States Securities Exchange Commission (“SEC”), our Annual Report on Form 20-F for the year ended of December 31, 2009 which was filed with the
All forward-looking statements are based upon information available to management as of the date thereof, and you are cautioned not to place any undue reliance on any forward-looking statements, which speak only as of such date. We assume no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.  Any results presented herein will vary from customer to customer.
The financial results provided herein apply only to CDC Software Corporation, a subsidiary of CDC Corporation. These financial results do not apply to, and are not indicative of, the consolidated financial results of CDC Corporation, or the financial results of CDC Games Corporation, China.com, Inc. or any of their respective subsidiaries.  Investors are cautioned not to place reliance on the financial results set forth herein for purposes of any investment decision with respect to the shares of CDC Corporation, and should read the foregoing in conjunction with the reports and other materials filed with the SEC by CDC Corporation and CDC Software
Corporation, from time to time.
This presentation also includes Non-GAAP Financial Measures, which are not  alternatives for measures prepared under generally accepted accounting principles in the United States ("GAAP"). Non-GAAP Financial Measures have inherent limitations and should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.  Please see reconciliations of Non-GAAP Financial Measures to GAAP, which are provided in our Q2 2011 earnings press release.

© Copyright CDC Corporation 3 Company Update President CDC Software Bruce Cameron

© Copyright CDC Corporation 4 Center of Excellence Units – On Premise and SaaS Product Offering

© Copyright CDC Corporation    5
CDC Software – Company Highlights
•
New on-premise products and version upgrades for core on-premise ERP, supply chain management and complaint management applications, including Pivotal Customer Service and Support, Respond and Enterprise Performance
Management.
•
New cloud products: CDC TradeBeam, CDC eCommerce and CDC gomembers Social Community, a new social media application.
•
Pivotal CRM won 33 new logos.
•
Major sales wins included:
•
$2 million CDC Respond deal to an installed-base customer in the U.K.
•
CDC Factory deal to a new customer, a leading global cosmetics and beauty company.
•
Three of the top five SaaS deals were from our TradeBeam product line, including a seven figure deal with a major clothing retailer.

© Copyright CDC Corporation    6
Top Deals
Product Industry Type Territory
CDC Respond Financial Services Install UK
CDC Ross Food & Beverage Install Japan
CDC EMF Manufacturing New Germany
CDC Pivotal Financial Services New India
CDC Pivotal Financial Services Install Spain
CDCF Chemicals New USA
CDC Ross Chemicals Install USA
CDC TradeBeam Life Sciences Renewal/Extension North America
CDC TradeBeam Automotive Renewal/Extension North America
CDC Nordic Hosting Retail/Wholesale Renewal/Extension North America
CDC eCommerce Financial Services Renewal North America

© Copyright CDC Corporation    7
•
Record Q2 OEM sales, comprised of on-premise revenue plus the STCV of SaaS contracts, up more than 460% compared to Q2
2010
•
Added Global Range as a new OEM partner
•
Total of 15 OEM Partners since the OEM program started in Q4 2009
•
VAR / Reseller
- 21% growth in revenue in Q2 2011
compared to Q2 2010
•
Record Q2 OEM sales, comprised of on-premise revenue plus the STCV of SaaS contracts, up more than 460% compared to Q2
2010
•
Added Global Range as a new OEM partner
•
Total of 15 OEM Partners since the OEM program started in Q4 2009
•
VAR / Reseller
- 21% growth in revenue in Q2 2011
compared to Q2 2010
Q2 2011 Other Highlights
Indirect Channel:
$1.47
$1.77
(in millions)

© Copyright CDC Corporation    8
Support, Professional
Services, and Consulting
Employees
646
Resellers, Distributors,
and Franchise Owners
150
NA: EMEA: Asia/Pac
License Revenue
Breakdown
33% : 48% : 19%
Expansive Global Presence
Company Locations and Partner offices

© Copyright CDC Corporation 9 Financial Update CFO CDC Software Stephen Dexter

© Copyright CDC Corporation    10
Q2 2011 Financial Results
CDC Software On Premise and Cloud Q2 Financial Summary Non-GAAP* results:
On Premise
Q2 2011 Q2 2010
License $8.6M $8.6M
Maintenance $25.1M $23.8M
Professional Services $14.4M $14.8M
Hardware $1.6M $1.1M
Total On Premise Revenue $49.7M $48.3M +3%
Total
Q2 2011 Q2 2010
Total Revenue $56.5M $54.0M +5%
* Please see explanations and reconciliations of Non-GAAP financial measures in our Q2 2011 earnings press release
Cloud
Q2 2011 Q2 2010
License $0.1M $0.2M
Maintenance $0.8M $0.8M
Professional Services $1.1M $1.5M
SaaS $4.8M $3.2M
Total Cloud Revenue $6.8M $5.7M +18%

© Copyright CDC Corporation    11
Financial Highlights**
Recurring Revenue as % of Total Revenue
** Please see explanations and reconciliations of Non-GAAP financial measures in our Q2 2011 earnings press release
•
Goal of 70% of Total Revenue to be comprised of Recurring Revenue in the next few years
* Estimations based upon current plans, goals and projections. Subject to change.
49%
51%
54%
70%
Q2 '09 Q2 '10 Q2 '11 Goal*
$28.2
$30.3
Q1'11 Q2 '11
(in millions)
Non – GAAP Gross Profit

© Copyright CDC Corporation    12
S&M Expense
as % of Revenue
Gross R&D Expense
as % of Revenue
G&A Expense
as % of Revenue
Key Performance Indicators
19% 19%
21%
24%
23%
Q2 '10 Q3 '10 Q4 '10 Q1 ‘11 Q2 '11 Q2 '10 Q3 '10 Q4 '10 Q1 '11 Q2 '11
Q2 '10 Q3 '10 Q4 '10 Q1 '11 Q2 '11
16%
21%
19%
18% 19%
14%
13%
13%
14%
14%

© Copyright CDC Corporation    13
Financial Highlights
(in millions)
Application Sales
(in millions)
TCB is the total of the following:
•
Remaining value of SaaS and term license
•
Contracted renewals for current SaaS and rental contracts
•
Annualized maintenance revenue from existing contracts
Total Contracted Backlog (TCB)
Application Sales is the total of the following:
•
License revenue
•
Secured Total Contract Value (STCV) for SaaS sales secured
$144.7
$148.0
Q1 '11 Q2 '11
$13.5
$16.2
Q2 '10 Q2 '11

© Copyright CDC Corporation 14 CDC Software – Q2 2011 Balance Sheet

© Copyright CDC Corporation    15
•
Continued strong growth in cloud revenue, with an increase of 18% year over year.
•
EBITDA continues to be impacted by significant investments in the cloud business, primarily in sales and marketing and R&D;
and legal expenses.
•
Reported highest level of total SaaS secured bookings in Q2 2011, since we started our cloud business in Q4 2009.
Application Sales have increased 20% in Q2 2011, compared to Q2 2010.
•
Strategic alliance partnership recorded OEM revenue grew more than 460%.
•
106 new logos are created during Q2 2011, including Pivotal’s 33 new logos.
•
Continued strong growth in cloud revenue, with an increase of 18% year over year.
•
EBITDA continues to be impacted by significant investments in the cloud business, primarily in sales and marketing and R&D;
and legal expenses.
•
Reported highest level of total SaaS secured bookings in Q2 2011, since we started our cloud business in Q4 2009.
Application Sales have increased 20% in Q2 2011, compared to Q2 2010.
•
Strategic alliance partnership recorded OEM revenue grew more than 460%.
•
106 new logos are created during Q2 2011, including Pivotal’s 33 new logos.
Summary

© Copyright CDC Corporation 16 Investor Inquiries Senior Vice President 678.259.8510 mbahl@cdcsoftware.com Monish Bahl © Copyright CDC Corporation